

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

<u>Via E-mail</u>
Kenneth A. Black
Chief Financial Officer
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

      Re: **First Citizens BancShares, Inc.**
               Form 10-K for the Year Ended December 31, 2011
               Filed March 7, 2012
               Form 10-Q for the Quarter Ended March 31, 2012
               Filed May 10, 2012
               File No. 001-16715

Dear Mr. Black:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Michael R. Clampitt

               Michael R. Clampitt
               Senior Staff Attorney